Exhibit 99.1

TILL CAPITAL LTD.
CONTINENTAL BUILDING
25 Church Street
Hamilton HM12
Bermuda

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the "Meeting") of the shareholders of Till Capital Ltd. ("Till") will be held in the Copperleaf Room, on the second floor of the Aria Convention Center, 3730 South Las Vegas Boulevard, Las Vegas, NV 89109 on Thursday, October 15, 2015, at 2:00 p.m. (Pacific time). At the Meeting, the shareholders will receive the audited financial statements of Till for the year ended February 28, 2014 and the ten-month transition period ended December 31, 2014, together with the auditor's reports thereon, and consider, and if deemed fit, approve resolutions to:

1.	Fix the number of directors at no less than five (5).
2.	Elect directors for the ensuing year.
3.	Approve the Majority Voting Policy.
4.	Re-appoint KPMG Audit Limited, Chartered Accountants, as auditor of Till for the ensuing year.
5.	Approve Till's stock option plan, as required annually by the policies of the TSX Venture Exchange.
6.	Approve two amendments to the Bye-laws.
7.	Transact such other business as may properly be put before the Meeting.

All Till shareholders are entitled to attend and vote at the Meeting in person or by proxy. Till’s Board of Directors (the "Board") requests that all shareholders who will not be attending the Meeting in person read, date, and sign the accompanying form of proxy and deliver it to Till's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America at 1-866-249-7775 or outside North America at 1-416-263-9524 or by mail to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 2:00 p.m. (Pacific time) on Tuesday, October 13, 2015 (or no later than 48 hours, excluding Saturdays, Sundays, and holidays, before any adjournment or postponement of the Meeting). Alternatively, you may submit your vote via the internet at www.investorvote.com, or by telephone at 1-866-734-8683 (toll free in North America). Please do this as soon as possible. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend. Only shareholders of record at the close of business on Thursday, September 1, 2015, will be entitled to vote at the Meeting.

A management information circular dated September 1, 2015 and a form of proxy accompany this notice.

DATED at Hayden, Idaho, as of the 1st day of September 2015.

ON BEHALF OF THE BOARD

Alan S. Danson
Non-Executive Chairman